**CRI SECURITIES, LLC**

**Financial Statements and Supplementary Schedules**
**(with report of independent registered**
**public accounting firm thereon)**

**December 31, 2019**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response......12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
                                MM/DD/YY                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRI Securities, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North

(No. and Street)

| Saint Paul | MN | 55101 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lisa Carriere                                                           651-665-3045

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP

(Name – if individual, state last, first, middle name)

| 488 Madison Ave, Floor 3 | New York | NY | 10022 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)    Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, George I. Connolly _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRI Securities, LLC _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____



Signature

President & CEO

Title

_Blaine D Westberg_
Notary Public

**BLAINE D WESTBERG**
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/25

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Governors and Members
CRI Securities, LLC
St. Paul, Minnesota

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of CRI Securities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 and Schedule III Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (collectively the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of CRI Securities, LLC's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2019.

New York, New York
February 28, 2020

**CRI SECURITIES, LLC**

**Statement of Financial Condition**

**December 31, 2019**
(in thousands)

Assets

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,950 |
| Commissions receivable | | 799 |
| Accounts receivable | | 169 |
| Prepaid expenses | | 91 |
| Deposit with clearing organization | | 100 |
| Due from affiliates | | 64 |
| Total assets | $ | 4,173 |

**Liabilities and Members' Equity**

**Liabilities:**

| | | |
|---|---|---:|
| Commissions payable | $ | 660 |
| Accounts payable | | 686 |
| Unearned fees | | 97 |
| Due to affiliates | | 419 |
| Total liabilities | | 1,862 |

**Members' equity:**

| | | |
|---|---|---:|
| Members' cumulative contributions | | 10,770 |
| Cumulative losses | | (8,459) |
| Total members' equity | | 2,311 |
| Total liabilities and members' equity | $ | 4,173 |

See accompanying notes to financial statements.

## CRI SECURITIES, LLC

### Statement of Operations

### For the year ended December 31, 2019
(in thousands)

**Revenues**

| | | |
|---|---|---:|
| Investment advisory and financial planning fees | $ | 15,331 |
| Commissions and distribution and service fee income: | | |
| Mutual fund and other products | | 13,903 |
| Other income | | 1,070 |
| | | 30,304 |

**Expenses**

| | | |
|---|---|---:|
| Commissions | | 16,640 |
| Fees paid to joint venture partner and related affiliate | | 9,399 |
| Management and administrative expenses paid to affiliated entities | | 3,323 |
| General and administrative expenses | | 1,434 |
| | | 30,796 |
| Net loss | $ | (492) |

See accompanying notes to financial statements.

# CRI SECURITIES, LLC

## Statement of Changes in Members' Equity

### For the year ended December 31, 2019
(in thousands)

| | Minnesota Life Insurance Company | | Joint Venture Partner | | Total | |
|---|---|---|---|---|---|---|
| Balances at January 1, 2019 | $ | 2,803 | $ | 0 | $ | 2,803 |
| Net loss | | (492) | | 0 | | (492) |
| Balances at December 31, 2019 | $ | 2,311 | $ | 0 | $ | 2,311 |

See accompanying notes to financial statements.

4

# CRI SECURITIES, LLC

## Statement of Cash Flows

### For the year ended December 31, 2019
(in thousands)

Cash flows used in operating activities

| | | |
|---|---:|---:|
| Net loss | $ | (492) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Increase in accounts receivable | | (50) |
| Decrease in prepaid expenses | | 7 |
| Increase in due from affiliates | | (56) |
| Increase in commissions payable | | 37 |
| Increase in accounts payable | | 63 |
| Decrease in unearned fees | | (7) |
| Increase in due to affiliates | | 162 |
| Net cash used in operating activities | | (336) |
| | | |
| Cash and cash equivalents at beginning of year | | 3,286 |
| | | |
| Cash and cash equivalents at the end of year | $ | 2,950 |

See accompanying notes to the financial statements.

5

# CRI SECURITIES, LLC

## Notes to Financial Statements
### (in thousands)

## (1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). CRI Securities, LLC (the Company), is a joint venture between Minnesota Life Insurance Company (Minnesota Life), and a certain joint venture partner, both of which are 50% owners, collectively members. The membership interests are ordinary membership interests of one class, without series and have rights provided by law subject to the member control agreement.

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company was formed for the purpose of selling mutual fund shares and certain annuity and life insurance products of Minnesota Life. Additionally, the Company also sells mutual funds sponsored by third parties. The Company does not carry or hold securities for customer accounts. The Company clears all customer transactions on a fully disclosed basis with clearing broker/dealers.

The Company's results of operations may not be indicative of the results that would be obtained had it operated independently. Historically, and in the foreseeable future, the Company is dependent solely on Minnesota Life to fund any operating losses. Under the Member Control Agreement, Minnesota Life will recuperate all historical losses before the joint venture partners share in the profits.

## (2) Summary of Significant Accounting Policies

### Revenue from Contracts with Customers

Revenue from contracts with customers is recognized when promised goods or services are delivered to the customers in an amount that reflects consideration the Company expects to receive in exchange for those goods or services (transaction price). Contracts with customers may include multiple services, which are accounted for as separate performance obligations if determined to be distinct. The Company's performance obligations are generally satisfied when the Company transfers the promised good or service to the customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time the customer obtains control over the good or service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts performance transferring control of the good or service. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved.

The following describes the nature and timing of revenue and cash flows arising from the Company's contracts with customers.

#### Investment advisory and financial planning fees

The Company earns revenue for performing investment advisory services for certain brokerage customer's accounts and are accrued daily and invoiced or charged on a monthly or quarterly basis. The revenue is earned based on a contractual fixed rate applied, as a percentage, to the market value of assets held in the account. The investment advisory performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. Advisory fees are generally considered to be variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will be recognized when it is probable that a significant reversal will not occur.

**(2)  Summary of Significant Accounting Policies (Continued)**

Revenue from Contracts with Customers (Continued)

*Investment advisory and financial planning fees (Continued)*

The Company earns revenue for providing financial plans to its clients. The revenue earned for each financial plan is a fixed fee (received monthly, quarterly, semi-annually or annually). The financial planning fee is based on the complexity of a client's financial and life situation and the respective advisor's experience. The performance obligation is satisfied at the time the financial plan is delivered to the customer and revenue is recognized at that time. Within the terms of the financial plan contract, the parties of the contract may terminate the contract at any time with proper notification.  If the contract is terminated by the customer, the Company is entitled to a transaction price in a pro-rata amount based upon the degree of completion of the financial plan. This pro-rata calculation can result in either amounts due to the Company or amounts refundable to the client.

The Company records a contract liability for the unearned fee when cash is received before the financial plan is delivered and the performance obligations have been satisfied. The financial plan contracts with clients are annual contracts. Amounts recorded as a contract liability are recognized as revenue when the financial plan is delivered, which occurs within the annual period.

The following table provides a summary of changes in the unearned fee liability for the year ended December 31, 2019:

| | | |
|---|---|---:|
| Balance at beginning of year | $ | 104 |
| Fee revenue recognized during the year | | (104) |
| Fees received during year not recognized | | 97 |
| Balance at end of year | $ | 97 |

The difference between the beginning of year and end of year balances of the changes in the Company's unearned fee liability primarily results from the timing of Company's completion of the performance obligation and the receipt of payment for the plan by the client.

As allowed in termination provisions of the contract, a client may cancel their financial plan after the Company has delivered the plan and completed its performance obligation.  The Company has historically refunded certain financial planning fees after the performance obligation has been satisfied and revenue has been recognized.  The Company calculates a refund based on historical information and includes this liability within accounts payable on the statement of financial condition. Related to this refund, the Company also calculates the estimated commission paid to the advisor that would be recaptured and includes this within accounts receivable on the statement of financial condition.

The following table provides a summary of changes in the refund liability for the year ended December 31, 2019:

| | | |
|---|---|---:|
| Balance at beginning of year | $ | 39 |
| Refunds made during the year | | (46) |
| Fees recognized during year expected to be refunded | | 58 |
| Balance at end of year | $ | 51 |

The following table provides a summary of changes in the commission recapture asset for the year ended December 31, 2019:

| | | |
|---|---|---:|
| Balance at beginning of year | $ | 36 |
| Commissions recaptured during the year | | (41) |
| Commission recognized during the year expected to be recaptured | | 51 |
| Balance at end of year | $ | 46 |

The difference between the beginning of year and end of year balances of the changes in the Company's refund liability and related commission recapture asset primarily results from the timing of Company's performance and the ultimate acceptance by the client of the plan.

(Continued)

**(2) Summary of Significant Accounting Policies (Continued)**

Revenue from Contracts with Customers (Continued)

**Commissions and Distribution and Service Fee Income**

*Mutual funds and other products*

The Company earns commissions and distribution income from selling unaffiliated mutual funds and certain other products.   There are multiple performance obligations related to these contracts.  The initial performance obligation is satisfied at the time of each individual sale. The portion of the revenue recognized at time of sale (commission revenue) is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. These revenues are accrued daily and received weekly, monthly, or quarterly. The second portion of revenue, trailing distribution income, is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract.   Trailing distribution income is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue is not to be recognized until it is probable that a significant reversal will not occur. These revenues are received weekly, monthly, or quarterly.

The additional performance obligation is related to the service of the client contract, including but not limited to, answering client inquiries and providing fund/contract performance information to clients.   The service performance obligation is satisfied over time.  This service fee is based on a fixed rate applied, as a percentage, to amounts invested after the date of the initial sale of the contract.  The revenue is not to be recognized until it is probable that a significant reversal will not occur. These revenues are received weekly, monthly, or quarterly.

Additionally, the Company earns revenue under a Marketing Services Agreement with Minnesota Life, Securian Financial Services, Inc. (SFS), a corporate Minnesota Life general agency affiliated with the joint venture partner (agency, together with the Company, the service providers) and a joint venture partner, under which the service providers provide specified marketing services in connection with sales of certain insurance products by SFS and Minnesota Life.  Pursuant to this agreement the Company receives certain commissions based on such sales resulting from the provision of such services. These revenues are accrued daily and are received semi-monthly.  The performance obligation is satisfied at the time of each individual sale.

*Other Income*

Under a contract with the Company's clearing agent, the Company receives revenue related to money market sweep fees generated on clients' money market cash sweep accounts held at the Company's clearing agent.  The performance obligation is the client administration services provided.  These administrative services are performed daily and as such, the performance obligation is satisfied daily and revenue is recognized daily based on a rate applied, as a percentage, to the deposits held in the money market cash sweep accounts.  These amounts are settled with Company's clearing agent monthly.

Other income includes fees charged to advisors for providing various services the advisors need to support and grow their practices.  These fees include, but are not limited to, training, education, insurance coverage, compliance supervision, technology services and support, licensing fees and other services. These services to advisors represent single performance obligations that are satisfied at the time of the service. The Company recognizes revenues for the gross amount of the fees charged to its advisors based on actual services provided.  Fees are primarily collected semi-monthly as a reduction of commission payments.

Other income includes fixed transactional fees the Company charges to advisors and their clients for executing certain transactions in brokerage and fee-based advisory accounts.  Transactional fee revenue is recognized at the point-in-time that a transaction is executed and the performance obligation is completed, which is trade-date.  The fee is collected by the clearing broker dealer at time of trade and settled with the Company on a monthly basis.

(Continued)

### (2) Summary of Significant Accounting Policies (Continued)

<u>Revenue from Contracts with Customers (Continued)</u>

The following table presents revenue disaggregated by category for the year ending December 31, 2019:

| | | |
|---|---|---:|
| Investment advisory | $ | 14,510 |
| Financial planning fees | | 821 |
| Sales based commissions | | 1,689 |
| Trailing distribution income | | 3,692 |
| Marketing services | | 8,522 |
| Money market sweep fee income | | 604 |
| Advisor fee income | | 226 |
| Transaction fee income | | 141 |
| Other | | 99 |
| Total revenue | $ | 30,304 |

*Practical expedients*

The Company has applied an allowed practical expedient that permits for the non-disclosure of the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

The Company has also applied an allowed practical expedient that allows for no adjustment to consideration due to a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

<u>Commissions Receivable</u>

As of December 31, 2019, the Company has certain commissions and distribution and service fee income that has been recognized but not received by the Company. These amounts are included in commissions receivable on the statement of financial condition.

The following table provides a summary of changes in the commissions receivable for the year ended December 31, 2019:

| | | |
|---|---|---:|
| Balance at beginning of year | $ | 799 |
| Commissions and distribution and service fee income | | |
|   related to prior year received during current year | | (799) |
| Commissions and distribution and service fee income | | |
|   recognized but not received during the current year | | 799 |
| Balance at end of year | $ | 799 |

<u>Commissions Expenses and Related Commissions Payable</u>

Commissions expenses are recognized on a trade date basis and paid to advisors semi-monthly. Unpaid commissions amounts due to advisors is included in commissions payable on the statement of financial condition.

<u>Cash and Cash Equivalents</u>

Cash is carried at cost, which approximates fair value. Cash equivalents of sufficient credit quality are carried at fair value. The Company considers all money market mutual funds to be cash equivalents and they are considered Level 1 financial assets under the provisions of fair value measurement guidance. Fair value is based on quoted market prices in actual markets.

<u>Accounts Receivable</u>

Accounts receivable are carried at original amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. At December 31, 2019, the Company had no allowance for doubtful receivables. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past-due accounts receivable balances.

(Continued)

## (3) Risks

The Company's financial statements are based on estimates and assumptions that are subject to significant business, economic and competitive risks and uncertainties, many of which are beyond the Company's control or are subject to change. As such, actual results could differ from the estimates used in the financial statements and the value of the Company's investments, its financial condition and its liquidity could be adversely affected. The following risks and uncertainties, among others, may have such an effect:

- Economic environment and capital markets-related risks such as those related to interest rates and equity markets.
- Business and operational-related risks such as those related to liquidity, competition, cyber or other information security, fraud, and overall risk management.
- Acquisition, disposition, or other structural change related risks.
- Regulatory and legal risks such as those related to changes in fiscal, tax and other legislation, broker-dealer regulation, and accounting standards.

The Company actively monitors and manages risks and uncertainties through a variety of policies and procedures in an effort to mitigate or minimize the adverse impact of any exposures impacting the financial statements.

## (4) Related Party Transactions

Under a management services agreement with Minnesota Life and SFS, an affiliated broker/dealer, the Company is charged expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life and SFS incur on behalf of the Company. For the year ended December 31, 2019, the Company was charged expenses totaling $3,323 included in management and administrative expenses paid to affiliated entities on the statement of operations, of which $419 is included in due to affiliates and $64 in due from affiliates at December 31, 2019.

Under the joint venture agreement, fees (calculated as a percentage of commission revenue) are paid to a certain joint venture partner. For the year ended December 31, 2019, these fees totaled $730 included in fees paid to joint venture partner and related affiliate on the statement of operations, of which $66 was included in accounts payable at December 31, 2019.

A company affiliated with the joint venture partner receives management and administrative fees from the Company. These reimbursable fees include occupancy cost, compensation, advertising and promotion and other administrative expenses and are based on amounts billed to the Company. For the year ended December 31, 2019, these management and administrative fees were $8,669 included in fees paid to joint venture partner and related affiliate on the statement of operations, of which $479 was included in accounts payable at December 31, 2019.

The Company has entered into a Marketing Services Agreement with Minnesota Life, SFS, a corporate Minnesota Life general agency affiliated with the joint venture partner (agency, together with the Company, the service providers) and a joint venture partner, under which the service providers provide specified marketing services in connection with sales of certain insurance products by SFS and Minnesota Life. Pursuant to this agreement the Company receives certain commissions based on such sales resulting from the provision of such services. For the year ended December 31, 2019, the Company collected commissions from Minnesota Life and SFS of $3,081 and $5,442, respectively, which are included in commissions and fee income: mutual funds and other products on the statement of operations.

## (5) Transactions with Clearing Agents

The agreement with the Company's clearing agent provides for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreement also requires the Company to maintain a minimum deposit of $100.

## (6) Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any taxable income, expense, gain, loss, or credit is passed through to its members based on each member's distributive interest in accordance with the current membership agreement.

(Continued)

### (6) Income Taxes (Continued)

Financial Accounting Standards Board (FASB) ASC Topic 740-10, Income Taxes (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination. Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at December 31, 2019. Further, as of December 31, 2019, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

### (7) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $1,984, which was $1,860 in excess of its required net capital of $124. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .94 to 1 at December 31, 2019. The Company's minimum capital, as defined, is required to be greater than 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

### (8) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with a clearing broker/dealer. The Company does not hold customer funds or safekeep customer securities and therefore claims exemptions from Rule 15c3-3 of the Securities and Exchange Commission under subsections (k)2(ii) and (k)(1). Under these exemptions, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

### (9) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or the results of the Company.

### (10) Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2019, through the date the financial statements were issued.

## CRI SECURITIES, LLC

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2019
(in thousands)**

| | | |
|---|---|---|
| Members' equity | $ | 2,311 |
| Deductions - nonallowable assets: | | |
|     Accounts receivable | | 169 |
|     Other assets | | 155 |
|     Total nonallowable assets | | 324 |
| Net capital before haircuts on securities | | 1,987 |
| Haircuts on securities | | 3 |
|     Net capital | $ | 1,984 |
| Total aggregate indebtedness | $ | 1,862 |
| Net capital | $ | 1,984 |
| Minimum capital required to be maintained (the greater of $50 or | | |
|     6-2/3% of aggregate indebtedness of $1,862) | | 124 |
|     Net capital in excess of requirement | $ | 1,860 |
| Ratio of aggregate indebtedness to net capital | | .94 to 1 |

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2019 Part IIA of FOCUS Form X-17A-5 and the above computations.

See accompanying report of independent registered public accounting firm.

**CRI SECURITIES, LLC**

**Computation for Determination of Customer Reserve Requirements
for Broker Dealers Pursuant to Rule 15c3-3 under
the Securities Exchange Act of 1934
December 31, 2019**

The Company does not carry customer accounts. For the period January 1, 2019 to December 31, 2019, the Company was exempt from Securities and Exchange Rule 15c3-3 under paragraphs (k)(1) and (k)(2)(ii) for the Company's approved business activities. All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

13

**CRI SECURITIES, LLC**

**Information Relating to Possession or Control Requirements**
**Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934**
**December 31, 2019**

The Company does not carry customer accounts. For the period January 1, 2019 to December 31, 2019, the Company was exempt from Securities and Exchange Rule 15c3-3 under paragraphs (k)(1) and (k)(2)(ii) for the Company's approved business activities. All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.



Crowe

Crowe LLP
Independent Member Crowe Global

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CRI Securities, LLC
St. Paul, Minnesota

We have reviewed management's statements, included in the accompanying CRI Securities, LLC's Exemption Report, dated February 28, 2020, in which (1) CRI Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CRI Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii) (the "exemption provisions") and (2) CRI Securities, LLC stated that CRI Securities, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2019 except as described in its exemption report. CRI Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Securian Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
February 28, 2020

CRI Securities, LLC
400 Robert Street North
St. Paul, MN 55101-2098
1.888.237.1838

Member FINRA/SIPC



## CRI Securities, LLC's Exemption Report

CRI Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC")(17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k)(1) and (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2019, except as described below.

The Company identified **1,420** exceptions, **61** of which related to checks transmitted from branch offices to the requisite third parties, and the remaining **1,359** related to checks that were forwarded by the home office to the requisite third parties outside of the timeframes prescribed by 17 C.F.R. 240.15c3-3 (k)(1) and (k)(2)(ii).

During the most recent fiscal year (Covered Period), **45** of the **61** checks transmitted from the Company's branch offices to the requisite third parties were forwarded within 2 days following the check's receipt in a branch office. Of the **1,359** checks received by the home office from the branch offices and made payable to the requisite third parties, **1,330** were forwarded by noon after receipt and approval by the Company's Home Office. The delay was primarily due to the quality assurance process.

I, George I. Connolly, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



George I. Connolly
President & Chief Executive Officer
CRI Securities, LLC

February 28, 2020
Date



Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of CRI Securities, LLC
St. Paul, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by CRI Securities, LLC (the "Company") and SIPC, solely to assist you and the other specified party in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported in the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe LLP

Crowe LLP

New York, New York
February 28, 2020

**SIPC-7**

(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**

(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11******2017*********************MIXED AADC 220
36877 FINRA DEC
CRI SECURITIES LLC
ATTN: LISA CARRIERE
400 ROBERT ST N STE A
SAINT PAUL, MN 55101-2098

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LISA CARRIERE (651) 665-3045

2. A. General Assessment (item 2e from page 2) $ 12,580

B. Less payment made with SIPC-6 filed (exclude interest) ( 6,472 )
8/15/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,108

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
**Total (must be same as F above)** $ 6,108

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CRI SECURITIES INC
(Name of Corporation, Partnership or other organization)

Lisa Carriere
(Authorized Signature)

ACTUARY
(Title)

Dated the 7th day of FEBRUARY, 20 20.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 30,304,161 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | (21,881,243) |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | (36,125) |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | (21,917,367) |
| 2d. SIPC Net Operating Revenues | $ 8,386,794 |
| 2e. General Assessment @ .0015 | $ 12,580 |

(to page 1, line 2.A.)

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